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                                                           EXHIBIT 12

                         INDIANA GAS COMPANY, INC.
                        AND SUBSIDIARY COMPANIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (In Thousands, Except Ratios)

                                              Fiscal Year Ended September 30
                                     1997(1)    1996       1995       1994        1993
Earnings:
 Net income                         $13,478   $38,630    $32,109     $34,596    $28,534
   Income taxes                       7,147    22,568     18,630      17,977     16,030
   Fixed charges (see below)         17,728    16,844     16,395      16,986     17,556
Total adjusted earnings             $38,353   $78,042    $67,134     $69,559    $62,120


Fixed charges:
 Total interest expense             $16,774   $15,907    $15,530     $16,037    $16,640
 Interest component of rents            954       937        865         949        916
Total fixed charges                 $17,728   $16,844    $16,395     $16,986    $17,556

Ratio of earnings to fixed charges      2.2       4.6        4.1         4.1        3.5


(1)Reflects the recording of restructuring costs during the fourth quarter of fiscal
   1997 (see Item 8, Note 2).  Indiana Gas' ratio of earnings to fixed charges for
   1997 before restructuring costs was 4.4.

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